Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our reports dated February 28, 2019, with respect to the consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”) as at December 31, 2018 and 2017, and the consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting of the Company as at December 31, 2018.

We also consent to the incorporation by reference of our reports dated February 28, 2019 in the Registration Statements on Form S-8 (File No. 333-177418), Form S-8 (File No. 333-213648), Form S-8 (File No. 333-213650), Form S-8 (File No. 333-218810), Form F-10 (File No. 333-216616), Form F-10 (File No. 333-227245), Form F-3 (File No. 333-220059) and Form F-3 (File No. 333-227246), with respect to the consolidated balance sheets of the Company as at December 31, 2018 and 2017, and the consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting of the Company as at December 31, 2018.

/s/ Ernst & Young LLP

Chartered Professional Accountants,
Licensed Public Accountants

Toronto, Canada
February 28, 2019